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October 24, 2013

Via EDGAR AND HAND DELIVERY

Mr. David Orlic United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Constellation Energy Partners LLC Preliminary Proxy Statement on Schedule 14A Filed October 22, 2013 File No. 1-33147

Dear Mr. Orlic:

Set forth below are the responses of Constellation Energy Partners LLC, a Delaware limited liability company (“Constellation,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 23, 2013, with respect to Constellation’s Preliminary Proxy Statement on Schedule 14A (Commission File No. 1-33147) (the “Proxy Statement”). Each response below has been prepared and is being provided by Constellation, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing Amendment No. 2 to the Proxy Statement (“Amendment No. 2”).

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless indicated otherwise.

Austin Beijing Dallas Dubai Houston London New York Research Triangle Park The Woodlands Washington, DC

October 24, 2013 Page 2

Proposal No. 1: Election of Three Class B Managers, page 5

1.	We note your response to comment 2 in our letter dated October 18, 2013. Please disclose how any votes in favor of CEPM’s nominees would be treated if the company were to determine that the nominations by CEPM were invalid under the terms of the operating agreement, as described on page 28 of your proxy statement, at or around the time of the meeting. Please also disclose how any votes in favor of CEPM’s nominees would be treated if the company were to determine that the nominees did not satisfy the criteria for manager nominees set forth in the company’s Corporate Governance Guidelines, as described on page 11.

	Response:	We acknowledge the Staff’s comment and have clarified in the Proxy Statement that the proposed nominations by CEPM are valid. We have also disclosed in the Proxy Statement that if CEPM’s nominees receive sufficient votes at the annual meeting‒even if they are not qualified‒they would nonetheless be validly elected as managers. Please see page 7 of Amendment No. 2.

Constellation acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Constellation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Constellation may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing or with respect to the Proxy Statement to the undersigned at (713) 220-4764 or solson@andrewskurth.com.

Very truly yours,

/s/ Scott L. Olson

Scott L. Olson

cc:	Charles C. Ward, Constellation Energy Partners LLC
Elizabeth A. Evans, Constellation Energy Partners LLC
G. Michael O’Leary, Andrews Kurth LLP